Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED September 30, 2018

Gurugram, India and New York, November 1, 2018 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months ended September 30, 2018.

“Our multi channel approach enabled us to deliver another quarter of strong growth with a reduction in our Adjusted EBITDA(2) loss in the quarter.  Our consumer business and our business travel platform both continue to deliver strong Adjusted Revenue(1) growth while a combination of improved efficiency on our marketing spends and optimisation of our cost base helped us reduce our Adjusted EBITDA(2) loss.  The integration of the Air Travel Bureau Limited (“ATB”) acquisition continues on track and we expect about half of ATB’s customers to migrate onto the Yatra platform by the end of the year.  We remain confident of our ability to meet our fiscal year growth objectives and deliver a meaningful year over year reduction in our Adjusted EBITDA(2) loss.” — Dhruv Shringi, Co-founder and CEO

Yatra Online, Inc.’s financial and operating results for the three months ended September 30, 2018 include 100% of the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017.

Financial and operating highlights for the three months ended September 30, 2018:

•                  Revenue reached INR 2,055.7 million (USD 28.3 million).

•                  Adjusted Revenue(1) increased to INR 2,096.1 million (USD 28.9 million), representing an increase of 23.7% YOY.

•                  Adjusted Revenue(1) from Hotels and Packages increased to INR 428.2 million (USD 5.9 million), representing an increase of 33.8% YOY.

•                  Adjusted Revenue(1) from Air Ticketing increased to INR 1,373.2 million (USD 18.9 million), representing an increase of 14.4% YOY.

•                  Total Gross Bookings (Air Ticketing and Hotels and Packages)(3) reached INR 27.1 billion (USD 0.4 billion), representing YOY growth of 23.8%.

•                  Standalone Hotel Room Nights Booked during the quarter were 0.6 million, representing an increase of 30.2% YOY.

•      Gross Air Passengers booked were 2.7 million, representing YOY growth of 22.1%.

•                  Adjusted EBITDA(2) Loss of INR 233.6 million (USD 3.2 million) representing a 19.0% improvement YOY.

•                  Loss for the period of INR 160.1 million (USD 2.2 million).

	Three months ended September 30,
	2017	2018	2018	YOY Change
(in thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,575,327	2,055,726	28,339	(20.2)%
Results from operations	(575,357)	(935,171)	(12,892)	62.5%
Loss for the period	(777,431)	(160,112)	(2,207)
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,694,184	2,096,059	28,895	23.7%
Air Ticketing	1,200,146	1,373,172	18,930	14.4%
Hotels and Packages	320,076	428,166	5,902	33.8%
Others (Including Other Income)	173,962	294,721	4,063	69.4%
Adjusted EBITDA(2)	(288,471)	(233,556)	(3,220)	19.0%
Operating Metrics
Gross Bookings (3)	21,905,259	27,122,997	373,904	23.8%
Air Ticketing	19,149,305	23,993,224	330,759	25.3%
Hotels and Packages	2,755,954	3,129,773	43,145	13.6%
Net Revenue Margin%(4)
Air Ticketing	6.3%	5.7%
Hotels and Packages	11.6%	13.7%
Quantitative details (5)
Air Passengers Booked	2,187	2,671		22.1%
Stand-alone Hotel Room Nights Booked	443	577		30.2%
Packages Passengers Travelled	32	27		(15.6)%

Note:

(1)         Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that had been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See the section below titled “Certain Non-IFRS Measures.”

(2)         See the section below titled “Certain Non-IFRS Measures.”

(3)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)         Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.

(5)         Quantitative details are considered on a gross basis.

As of September 30, 2018, 45,133,753 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2018, the unaudited interim condensed consolidated statement of financial position as at September 30, 2018, the unaudited interim condensed consolidated statement of cash flows for six months ended September 30, 2018 and discussion of the results of the three months ended September 30, 2018 compared with three months ended September 30, 2017, were converted into U.S. dollars at the exchange rate of 72.54 INR per USD, which is based on the noon buying rate as at September 30, 2018, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

ATB Acquisition

On July 20, 2017, we, through our subsidiary, Yatra Online Private Limited (“Yatra India”), agreed to acquire all of the outstanding shares of ATB pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) by and among Yatra India, ATB and the sellers party thereto. Pursuant to the terms of the Share Purchase Agreement, we agreed to acquire: (a) a majority of the outstanding shares of ATB in exchange for an upfront payment of approximately INR 510 million and (b) the balance of the outstanding shares of ATB in exchange for a final payment to be made at a second closing (the “Second Closing), the date of which may be extended by mutual agreement of the parties. We expect that the Second Closing will occur in fourth quarter of the 2018 calendar year, subject to other customary closing conditions.

Change in Significant Accounting Policies and Non-IFRS Financial Measure:

Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15. We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on the consolidated results except for reclassification effects within the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss from certain marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and certain loyalty program costs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. These costs were previously recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Change in Non-IFRS Financial Measure

As of the beginning of the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue Less Service Costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Revenue reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS financial measure to the most directly comparable IFRS financial measure, see “Certain Non-IFRS Measures” elsewhere in this release.

Results of Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2017

Yatra Online, Inc.’s financial and operating results for the three months ended September 30, 2018 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017. Accordingly, the reported results for the three months ended September 30, 2018, which include the impact of the consolidation of ATB, may not be comparable with the reported results for the three months ended September 30, 2017, which include the impact of the consolidation of ATB from August 2017 until September 2017 (i.e., for two months only).

Revenue. We generated revenue of INR 2,055.7 million (USD 28.3 million) in the three months ended September 30, 2018, a decrease of 20.2% compared with INR 2,575.3 million (USD 35.5 million) in three months ended September 30, 2017, primarily due to our adoption of IFRS 15. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, certain loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Service Cost. Our service cost decreased to INR 845.1 million (USD 11.7 million) in the three months ended September 30, 2018 from INR 885.5 million (USD 12.2 million) in the three months ended September 30, 2017 due to the marginal decrease in our sales of holiday packages.

Adjusted Revenue(1) Our Adjusted Revenue increased by 23.7% to INR 2,096.1 million (USD 28.9 million) in the three months ended September 30, 2018 from INR 1,694.2 million (USD 23.4 million) in the three months ended September 30, 2017. In the quarter ended September 30, 2018, Adjusted Revenue(1) includes the add-back of INR 856.1 million (USD 11.8 million) of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. We also recorded a reduction of revenue of INR 27.9 million (USD 0.4 million), which was related to the timing and recognition of revenue required by IFRS 15. Without considering the impact of this reduction in revenue, our Adjusted Revenue would have been INR 2,124.0 million (USD 29.3 million) for the three months ended September 30, 2018 as compared to INR 2,096.1 million (USD 28.9 million). These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The growth in Adjusted Revenue resulted mainly from an increase of 14.4% in our Adjusted Revenue from Air Ticketing along with an increase of 33.8% in our Adjusted Revenue from Hotels and Packages and an increase of 69% in Other Income which primarily consists of cross sell and advertisement income, the aforementioned include the consolidation impact of ATB, which was largely an Air-centric business, in the second quarter of fiscal year 2018.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure) for the periods indicated. For further details, see the section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

	Air ticketing		Hotels and Packages		Others		Total
	Three months ended September 30,
Amount in INR thousands	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	1,200,146	804,827	1,205,599	995,925	169,582	254,974	2,575,327	2,055,726
Add: Customer promotional expenses	—	568,345	—	277,356	—	10,388	—	856,089
Service cost	—	—	(885,523)	(845,115)	—	—	(885,523)	(845,115)
Other income	—	—	—	—	—	—	4,380	29,359
Adjusted Revenue	1,200,146	1,373,172	320,076	428,166	169,582	265,362	1,694,184	2,096,059

Air Ticketing. Revenue from our Air Ticketing business was INR 804.8 million (USD 11.1 million) in the three months ended September 30, 2018 against INR 1,200.1 million (USD 16.5 million) in the three months ended September 30, 2017. Adjusted Revenue(1) from our Air Ticketing business increased to INR 1,373.2 million (USD 18.9 million) in the three months ended September 30, 2018 against INR 1,200.1 million (USD 16.5 million) in the three months ended September 30, 2017.

(1) See the section below titled “Certain Non-IFRS Measures.”

In the quarter ended September 30, 2018, Adjusted Revenue(1) for Air Ticketing includes the addition of INR 568.3 million (USD 7.8 million) of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Growth in Adjusted Revenue(1) from Air Ticketing for the quarter was driven by an increase in gross bookings of 25.3% to INR 24.0 billion (USD 0.3 billion) in the three months ended September 30, 2018, including the impact of consolidation of ATB, as compared to INR 19.1 billion (USD 0.3 billion) in the three months ended September 30, 2017.

Our Net Revenue Margin in the current quarter decreased to 5.7%, including the consolidation impact of ATB, from 6.3% for the corresponding period last year due to a change in business mix. The Net Revenue Margin in the current quarter increased from 5.2% margin in the sequential previous quarter.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 995.9 million (USD 13.7 million) in the three months ended September 30, 2018 against INR 1,205.6 million (USD 16.6 million) in the three months ended September 30, 2017. Adjusted Revenue(1) for this segment increased by 33.8% to INR 428.2 million (USD 5.9 million) in the three months ended September 30, 2018 from INR 320.1 million (USD 4.4 million) in the three months ended September 30, 2017. In the quarter ended September 30, 2018, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR 277.4 million (USD 3.8 million) of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This growth was due to a 13.6% year-over-year increase in our Gross Bookings to INR 3,129.8 million (USD 43.1 million), including the impact of consolidation of ATB, primarily due to a change in business mix in favour of standalone hotel roomnights which grew 30.2%. Net Revenue Margin for the segment during the current quarter improved to 13.7% from 11.6% in the three months ended September 30, 2017 and 12.9% in the three months ended June 30, 2018.

Other Revenue. Our other revenue was INR 255.0 million (USD 3.5 million) in the three months ended September 30, 2018, an increase from INR 169.6 million (USD 2.3 million) in the three months ended September 30, 2017. Adjusted Revenue(1) for this segment increased by 56.5% to INR 265.4 million (USD 3.7 million) in the three months ended September 30, 2018 from INR 169.6 million (USD 2.3 million) in the three months ended September 30, 2017. In the quarter ended September 30, 2018, Adjusted Revenue(1) includes add-back of INR 10.4 million (USD 0.1 million) of consumer promotion expenses reduced from revenue as per IFRS 15. This increase in Adjusted Revenue(1) was primarily due to increase in advertisement and alliances income, increase in cross sell income, increases in bus and train bookings and including the impact of consolidation of ATB.

Other Income. Our other income increased to INR 29.4 million (USD 0.4 million) in the three months ended September 30, 2018 from INR 4.4 million (USD 0.1 million) in the three months ended September 30, 2017. This increase was primarily due to the entitlement of a grant from Government of India.

Personnel Expenses. Our personnel expenses decreased by 7.7% to INR 660.0 million (USD 9.1 million) in the three months ended September 30, 2018 from INR 714.7 million (USD 9.9 million) in the three months ended September 30, 2017. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 78.1 million (USD 1.1 million) in the three months ended September 30, 2018 from INR 183.8 million (USD 2.5 million) in the three months ended September 30, 2017, which was partially offset due to the impact of consolidation of ATB. Personnel expenses, as a percentage of Adjusted Revenue(1) declined to 31.5% for the current quarter from 42.2% in for the quarter ended September 30, 2017.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 76.0% to INR 198.8 million (USD 2.7 million) in the three months ended September 30, 2018 from INR 827.8 million (USD 11.4 million) in the three months ended September 30, 2017, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 1,054.8 million (USD 14.5 million), 27.4% higher year-over-year for the quarter, which was marginally higher than the growth in Adjusted Revenue(1).

Other Operating Expenses. Other operating expenses increased by 88.8% to INR 1,178.2 million (USD 16.2 million) in the three months ended September 30, 2018 from INR 624.0 million (USD 8.6 million) in the three months ended September 30, 2017 primarily due to a re-measurement of contingent consideration of INR 485.3 million (USD 6.7 million) for acquisition of balance ATB shares, increases in payment gateway expense and commission, both due to increase in business volume, and the impact of consolidation of ATB.

Adjusted EBITDA loss(1). Due to the forgoing factors and operational efficiencies, Adjusted EBITDA loss(1) has decreased to INR 233.6 million (USD 3.2 million) in the three months ended September 30, 2018 from INR 288.5 million (USD 4.0 million) in the three months ended September 30, 2017.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 34.1% to INR 138.3 million (USD 1.9 million) in the three months ended September 30, 2018 from INR 103.1 million (USD 1.4 million) in the three months ended September 30, 2017 primarily as a result of an increase in amortization expense and the consolidation of ATB.

(1) See the section below titled “Certain Non-IFRS Measures.”

Results from Operations. As a result of the foregoing factors, our results from operating activities was a loss of INR 935.2 million (USD 12.9 million) in the three months ended September 30, 2018. Our loss for the three months ended September 30, 2017 was INR 575.4 million (USD 7.9 million). Excluding the employee share-based compensation costs and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 371.8 million (USD 5.1 million) for three months ended September 30, 2018 as compared to INR 391.6 million (USD 5.4 million) for three months ended September 30, 2017.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 3.4 million (USD 0.1 million) in the three months ended September 30, 2018 from INR 1.6 million (USD 0.1 million) in the three months ended September 30, 2017.

Finance Income. Our finance income increased to INR 11.8 million (USD 0.2 million) in the three months ended September 30, 2018 from INR 5.9 million (USD 0.1 million) in the three months ended September 30, 2017. The increase was primarily due to increase in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR 43.2 million (USD 0.6 million) in the three months ended September 30, 2018 as compared to INR 22.4 million (USD 0.3 million) in the three months ended September 30, 2017. The increase was mainly due to an increase in interest paid on borrowings due to a new debt facility and the impact of consolidation of ATB.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 841.6 million (USD 11.6 million).

Income Tax Expense. Our income tax expense during the three months ended September 30, 2018 was INR 31.6 million (USD 0.4 million) compared to an expense of INR 8.0 million (USD 0.1 million) during the three months ended September 30, 2017. This was primarily due to higher taxable income in some of our subsidiaries and the impact of consolidation of ATB.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2018 was INR 160.1 million (USD 2.2 million) as compared to a loss of INR 777.4 million (USD 10.7 million) in the three months ended September 30, 2017. Excluding the employee share based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 438.3 million (USD 6.0 million) for three months ended September 30, 2018 and INR 417.7 million (USD 5.8 million) for three months ended September 30, 2017.

Basic Loss per Share. Basic loss per share was INR 3.13 (USD 0.04) in the three months ended September 30, 2018 as compared to basic loss per share of INR 22.44 (USD 0.31) in the three months ended September 30, 2017. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 9.22 (USD 0.13) in the three months ended September 30, 2018 as compared to INR 12.01 (USD 0.17) in the three months ended September 30, 2017.

Diluted Loss per Share. Diluted loss per share was INR 3.44 (USD 0.05) in the three months ended September 30, 2018 as compared to diluted loss per share of INR 22.44 (USD 0.31) in the three months ended September 30, 2017. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 9.42 (USD 0.13) in the three months ended September 30, 2018 as compared to INR 12.01 (USD 0.17) in the three months ended September 30, 2017.

Liquidity. As of September 30, 2018, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,955.3 million (USD 68.3 million) as compared to INR 3,477.2 million (USD 47.9 million) as on March 31, 2018.

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended September 30, 2018 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on November 1, 2018. To participate, please use US/International dial-in number: +1(334) 323-0522. Thereafter, callers will be prompted to enter the Conference ID: 9001059 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

(1) See the section below titled “Certain Non-IFRS Measures.”

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront cash incentives and select loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. These non-IFRS measures exclude employee share-based compensation cost, depreciation and amortization, re-measurement of contingent consideration and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Our non-IFRS measures reflect adjustments based on the following:

•                  Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                  Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of Yatra Online, Inc. and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS measures.

•                  Re-measurement of contingent consideration — The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and final payment to the former shareholders of ATB.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS measures exclude share-based compensation cost, re-measurement of contingent consideration and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Diluted Loss Per Share.

The following table reconciles our Loss for the period (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2017	2018	2017	2018
Loss for the period as per IFRS	(777,431)	(160,112)	(3,903,364)	(471,858)
Employee share-based compensation costs	183,776	78,068	455,321	244,258
Depreciation & amortization	103,111	138,266	191,795	270,276
Share of loss of joint venture	1,571	3,419	3,125	7,058
Finance income	(5,859)	(11,777)	(56,433)	(17,938)
Finance costs	22,439	43,241	34,165	88,311
Change in fair value of warrants — (loss)/gain	175,969	(841,577)	2,356,054	(1,278,808)
Re-measurement of contingent consideration	—	485,282	—	485,282
Tax expense	7,954	31,635	20,516	32,682
Adjusted EBITDA (Loss)	(288,470)	(233,555)	(898,821)	(640,737)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2017	2018	2017	2018
Results from operations (as per IFRS)	(575,357)	(935,171)	(1,545,937)	(1,640,553)
Employee share-based compensation costs	183,776	78,068	455,321	244,258
Re-measurement of contingent consideration	—	485,282	—	485,282
Adjusted Results from Operations	(391,581)	(371,821)	(1,090,616)	(911,013)

The following table reconciles Loss for the period (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended September 30,		Six months ended September 30,
Amount in INR thousands	2017	2018	2017	2018
Loss for the period (as per IFRS)	(777,431)	(160,112)	(3,903,364)	(471,858)
Employee share-based compensation costs	183,776	78,068	455,321	244,258
Change in fair value of warrants — (loss)/gain	175,969	(841,577)	2,356,054	(1,278,808)
Re-measurement of contingent consideration	—	485,282	—	485,282
Adjusted Loss for the Period	(417,686)	(438,339)	(1,091,989)	(1,021,126)

The following tables reconcile Basic and Diluted Loss Per Share (an IFRS measure) to Adjusted Basic and Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share)	Three months ended September 30,		Six months ended September 30,
(unaudited)	2017	2018	2017	2018
Basic loss per share (as per IFRS)	(22.44)	(3.13)	(113.95)	(10.87)
Employee share-based compensation costs	5.28	1.68	13.08	5.90
Change in fair value of warrants— (loss)/gain	5.15	(18.37)	68.91	(31.37)
Re-measurement of contingent consideration	—	10.58	—	11.91
Adjusted Basic Loss Per Share	(12.01)	(9.22)	(31.96)	(24.43)

Reconciliation of Adjusted Diluted Loss	Three months ended September 30,		Six months ended September 30,
(Per Share) (unaudited)	2017	2018	2017	2018
Diluted loss per share (as per IFRS)	(22.44)	(3.44)	(113.95)	(11.37)
Employee share-based compensation costs	5.28	1.68	13.08	5.89
Change in fair value of warrants — (loss)/gain	5.15	(18.08)	68.91	(30.81)
Re-measurement of contingent consideration	—	10.42	—	11.69
Adjusted Diluted Loss Per Share	(12.01)	(9.42)	(31.96)	(24.60)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air ticketing		Hotels and Packages		Others		Total
	Three months ended September 30,
Amount in INR thousands	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	1,200,146	804,827	1,205,599	995,925	169,582	254,974	2,575,327	2,055,726
Add: Customer promotional expenses	—	568,345	—	277,356	—	10,388	—	856,089
Service cost	—	—	(885,523)	(845,115)	—	—	(885,523)	(845,115)
Other Income	—	—	—	—	—	—	4,380	29,359
Adjusted Revenue	1,200,146	1,373,172	320,076	428,166	169,582	265,362	1,694,184	2,096,059

	Air ticketing		Hotels and Packages		Others		Total
	Six months ended September 30,
Amount in INR thousands (Unaudited)	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	2,263,434	1,672,954	3,038,937	2,822,312	300,027	400,162	5,602,398	4,895,428
Add: Customer promotional expenses	—	954,874	—	600,170	—	38,211	—	1,593,255
Service cost	—	—	(2,280,398)	(2,466,185)	—	—	(2,280,398)	(2,466,185)
Other Income	—	—	—	—	—	—	6,605	113,837
Adjusted Revenue	2,263,434	2,627,828	758,539	956,297	300,027	438,373	3,328,605	4,136,335

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 96,000 hotels and homestays in India and over 800,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	2,430,622	1,818,502	25,069	5,348,142	4,518,520	62,290
Other revenue	144,705	237,224	3,270	254,256	376,908	5,196
Total revenue	2,575,327	2,055,726	28,339	5,602,398	4,895,428	67,486
Other income	4,380	29,359	405	6,605	113,837	1,569

Service cost	885,523	845,115	11,650	2,280,398	2,466,185	33,998
Personnel expenses	714,673	659,966	9,098	1,439,611	1,446,272	19,938
Marketing and sales promotion expenses	827,794	198,750	2,740	1,980,746	485,242	6,689
Other operating expenses	623,963	1,178,159	16,242	1,262,390	1,981,843	27,321
Depreciation and amortization	103,111	138,266	1,906	191,795	270,276	3,726
Results from operations	(575,357)	(935,171)	(12,892)	(1,545,937)	(1,640,553)	(22,617)

Share of loss of joint venture	(1,571)	(3,419)	(47)	(3,125)	(7,058)	(97)
Finance income	5,859	11,777	162	56,433	17,938	247
Finance cost	(22,439)	(43,241)	(596)	(34,165)	(88,311)	(1,217)
Change in fair value of warrants - (loss)/ gain	(175,969)	841,577	11,602	(2,356,054)	1,278,808	17,629
Loss before taxes	(769,477)	(128,477)	(1,771)	(3,882,848)	(439,176)	(6,055)
Tax expense	(7,954)	(31,635)	(436)	(20,516)	(32,682)	(451)
Loss for the period	(777,431)	(160,112)	(2,207)	(3,903,364)	(471,858)	(6,506)
Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Re-measurement loss on defined benefit plan	1,041	3,196	44	(9,080)	2,695	37
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	(30,979)	46,598	642	(39,621)	(33,833)	(466)
Other comprehensive income / (loss) for the period, net of tax	(29,938)	49,794	686	(48,701)	(31,138)	(429)
Total comprehensive loss for the period, net of tax	(807,369)	(110,318)	(1,521)	(3,952,065)	(502,996)	(6,935)
Loss attributable to :
Owners of the Parent Company	(767,126)	(143,204)	(1,974)	(3,876,327)	(442,919)	(6,107)
Non-controlling interest	(10,305)	(16,908)	(233)	(27,037)	(28,939)	(399)
Loss for the period	(777,431)	(160,112)	(2,207)	(3,903,364)	(471,858)	(6,506)
Total comprehensive loss attributable to :
Owners of the Parent Company	(797,037)	(93,464)	(1,289)	(3,924,864)	(474,107)	(6,537)
Non-controlling interest	(10,332)	(16,854)	(232)	(27,201)	(28,889)	(398)
Total comprehensive loss for the period	(807,369)	(110,318)	(1,521)	(3,952,065)	(502,996)	(6,935)
Loss per share
Basic	(22.44)	(3.13)	(0.04)	(113.95)	(10.87)	(0.15)
Diluted	(22.44)	(3.44)	(0.05)	(113.95)	(11.37)	(0.16)
Weighted average no. of shares
Basic	34,187,930	45,809,466	45,809,466	34,018,711	40,761,130	40,761,130
Diluted	34,187,930	46,551,868	46,551,868	34,018,711	41,503,532	41,503,532

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2018

(Amounts in thousands, except per share data and number of shares)

	March 31, 2018	September 30, 2018
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	241,694	204,885	2,824
Intangible assets and goodwill	2,225,263	2,243,434	30,927
Prepayments and other assets	11,238	8,029	111
Other financial assets	62,259	44,679	616
Term deposits	6,187	—	—
Other non financial assets	116,939	188,569	2,600
Deferred tax asset	102,649	97,851	1,350
Total non-current assets	2,766,229	2,787,447	38,428

Current assets
Inventories	23,175	11,390	157
Trade and other receivables	4,008,871	4,809,370	66,300
Prepayments and other assets	977,822	1,020,897	14,074
Income tax recoverable	321,893	416,696	5,744
Other current financial assets	47,767.00	67,286	928
Other non financial assets	—	522	7
Term deposits	1,005,957	1,024,795	14,127
Cash and cash equivalents	2,465,073	3,930,543	54,185
Total current assets	8,850,558	11,281,499	155,522
Total assets	11,616,787	14,068,946	193,950

Equity and liabilities
Equity
Share capital	638	710	10
Share premium	14,962,615	18,600,300	256,414
Treasury shares	(30,084)	(17,941)	(247)
Other capital reserve	832,964	989,753	13,644
Accumulated deficit	(16,002,266)	(16,520,776)	(227,747)
Foreign currency translation reserve	11,215	(22,607)	(312)
Total equity attributable to equity holders of the Company	(224,918)	3,029,439	41,762
Total non-controlling interest	(361)	12,065	166
Total equity	(225,279)	3,041,504	41,928

Non-current liabilities
Borrowings	359,969	144,731	1,995
Deferred tax liability	44,460	42,111	581
Employee benefits	73,322	72,949	1,006
Deferred revenue	599,612	—	—
Other financial liabilities	84	63	1
Other non-financial liability	5,815	5,486	76
Total non-current liabilities	1,083,262	265,340	3,659

Current liabilities
Borrowings	491,860	1,251,091	17,247
Trade and other payables	5,049,630	5,059,367	69,746
Employee benefits	81,311	87,953	1,212
Deferred revenue	871,098	1,014,202	13,981
Income taxes payable	2,755	—	—
Other financial liabilities	3,016,203	2,232,639	30,778
Other current liabilities	1,245,947	1,116,850	15,399
Total current liabilities	10,758,804	10,762,102	148,363
Total liabilities	11,842,066	11,027,442	152,022
Total equity and liabilities	11,616,787	14,068,946	193,950

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

Loss for the period	—	—	—	(442,919)	—	—	(442,919)	(28,939)	(471,858)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	(33,833)	(33,833)	—	(33,833)
Re-measurement loss on defined benefit plan	—	—	—	2,645	—	—	2,645	50	2,695
Total other comprehensive loss	—	—	—	2,645	—	(33,833)	(31,188)	50	(31,138)

Total comprehensive loss	—	—	—	(440,274)	—	(33,833)	(474,107)	(28,889)	(502,996)

Share based payments	—	—	—	1,189	243,068	—	244,257	—	244,257
Exercise of options	1	74,176	12,143	—	(86,279)	11	52	—	52
Issuance of shares	71	3,667,843	—	—	—	—	3,667,914	—	3,667,914
Cost of issuance of shares	—	(104,334)	—	—	—	—	(104,334)	—	(104,334)
Transactions with non-controlling interest	—	—	—	(41,315)	—	—	(41,315)	41,315	—
Adjustment on adoption of IFRS 15	—	—	—	(38,110)	—	—	(38,110)	—	(38,110)
Total contribution by owners	72	3,637,685	12,143	(78,236)	156,789	11	3,728,464	41,315	3,769,779

Balance as at September 30, 2018	710	18,600,300	(17,941)	(16,520,776)	989,753	(22,607)	3,029,439	12,065	3,041,504

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2018

(Amounts in thousands, except per share data and number of shares)

	Six months ended September 30,
	2017	2018
	INR	INR	USD
Loss before taxes	(3,882,848)	(439,176)	(6,055)
Adjustment for non-cash items	2,949,144	(301,773)	(4,160)
Change in working capital	(1,064,941)	(1,736,183)	(23,934)
Net cash used in operating activities	(1,998,645)	(2,477,132)	(34,149)
Net cash (used in)/generated from investing activities	2,224,764	(227,023)	(3,130)
Net cash generated from financing activities	973,781	3,347,316	46,144
Net increase in cash and cash equivalents	1,199,900	643,161	8,865
Cash and cash equivalents at the beginning of the period	1,532,629	2,465,073	33,982
Effect of exchange differences on cash and cash equivalents	16,413	76,306	1,052
Cash and cash equivalents at the end of the period	2,748,942 *	3,184,540 *	43,899

* Includes overdraft of INR 746,004 (INR 686,430 as on September 30, 2017)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30		For the six months ended September 30,
(in thousands except %)	2017	2018	2017	2018
Quantitative details *
Air Passengers Booked	2,187	2,671	4,060	5,037
Stand-alone Hotel Room Nights Booked	443	577	912	1,156
Packages Passengers Travelled	32	27	86	77
Gross Bookings
Air Ticketing	19,149,305	23,993,224	36,505,193	48,333,227
Hotels and Packages	2,755,954	3,129,773	6,127,041	7,215,876
Total	21,905,259	27,122,997	42,632,234	55,549,103
Adjusted Revenue
Air Ticketing	1,200,146	1,373,172	2,263,434	2,627,828
Hotels and Packages	320,076	428,166	758,538	956,297
Others (Including Other Income)	173,962	294,721	306,633	552,209
Total	1,694,184	2,096,059	3,328,605	4,136,334
Net Revenue Margin %**
Air Ticketing	6.3%	5.7%	6.2%	5.4%
Hotels and Packages	11.6%	13.7%	12.4%	13.3%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.